Twin Cities

The HIT is helping the Twin Cities meet a range of housing needs with investments in 61 projects.

News

Minneapolis Mayor Jacob Frey

AFL-CIO HIT Honor Workers Building

Housing in City's Prospect Park Neighborhood

Saint Paul Mayor Coleman in State of City:

“The Penfield Brought Several Hundred Jobs

to the City During a Time of High Unemployment"

HIT Appreciates Union Workers in Saint Paul

Projects Photo Gallery

** Figures provided by Pinnacle Economics are estimates calculated using an IMPLAN input-output model based on HIT and subsidiary Building America project data. Data current as of December 31, 2018. Since inception dates from 1984-4Q 2018. In 2017 dollars. All other numbers are nominal.